UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549





FORM 10 - SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL ISSUES
Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934




MERIDIAN HOLDINGS, INC.
(Exact name of registrant as specified in its charter)


	COLORADO				 			52-2133742
(State or Other Jurisdiction of 			 			(I. R. S. Employer
Incorporation or Organization)						Identification No.)




1601 Centinela Ave, Suite 5
Inglewood, Ca 90302
(Address of principal executive offices)

Registrant's telephone number, including area code:
(310) 215-9816


Securities to be registered pursuant to Section 12(b) of the Act:

COMMON STOCK PAR VALUE $.001
(Title of Class)


An Exhibit Index may be found on page 11  of this Report.
This report contains  11  sequentially numbered pages and inserts.













CROSS-REFERENCE SHEET BETWEEN FORM 10 SB FILING
AND ITEMS OF FORM 10 SB








Item
No.
Item Caption
                                  Location in Filing
1. Description of Business        The Company; Business
2. Management's Discussion and  Analysis or Plan of Operation
                                  Financial Information
3. Description of Property        Property
4. Security Ownership of Certain Beneficial Owners and Management
                                  Principal Stockholders
5. Directors, Executive Officers, Promoters and Control Persons
                                  Management
6. Executive Compensation         Executive Compensation
7. Certain Relationships and Related Stockholder Matters
                                 Certain Transactions with Management
8. Legal Proceedings              Litigation
9. Market for Common Equity and Related Stockholder Matters
                                 Market for Common Stock
10. Recent Sales of Unregistered Securities
                                 Recent Sales of Securities
11. Description of Securities    Description of Capital Stock
12. Indemnification of Directors and Officers
                                 Indemnification
13. Financial Statements         Financial Statements
14. Changes in and Disagreements with Accountants Financial Disclosure
                                 Financial Information
15. Financial Statements and Exhibits
                                 Financial Statements: Exhibits










TABLE OF CONTENTS




The Company............................................................Page 4
Business ...................................................................4
Properties .................................................................5
Management .................................................................6

Executive Compensation .....................................................7
Principal Stockholders .....................................................7
Certain Transactions with Management .......................................7
Recent Sales of Securities .................................................7
Description of Capital Stock ...............................................7

Litigation .................................................................8
Indemnification ............................................................8
Financial Information ......................................................9
Audited Financial Statements ..........................................Insert
Signatures ................................................................10
Exhibit Index .............................................................11




















THE COMPANY

History and Organization
	Meridian Holdings, Inc. (the "Company") is a Colorado corporation organized on October 13th, 1998.  Since incorporation, the Company's activities have been limited to capital formation.  The Company intends to become an Internet retailer of computer software products.  The Company currently maintains offices at 1601 Centinela Ave, Suite 5, Inglewood, California 90302 and its
telephone number is (310) 215-9816.

BUSINESS

	There are over 50,000 computer software programs and related hard-wares on the market in the United States currently. From this wide selection, the Company has selected approximately 40,000 software programs and hardware which it proposes to place into an Electronic Catalogue and thereafter market through a Web-site on the Internet. In the future, additional software programs and hardware may be added to the catalogue. When operational, an on-line customer would be able to browse through the Company's catalogue and select one or more software programs to purchase. When a program is identified, the customer may then fill-out an order entry form on-line.
The information required to complete the order form will include details of the software program and the credit card information for the sale. From the completed order form, the credit card information may be verified electronically. Upon verification, the funds will be automatically deposited into a trust account and the customer will be assigned an electronic identification number, software to be downloaded onto the customers hard-drive. For hardware products, the company has established a relationship with one of the major distributors of computer hardware and software products, to help fulfill all on-line orders placed through our web-site.

The sales transaction described above for software sales, differs fundamentally from the traditional software sales mechanism. Typically, when a software program is sold, whether by direct mail or through an outlet, the buyer receives a physical copy of the software for install. However, when the Company's distribution channel is used, the program acquired is downloaded directly, in real time, to the purchaser's hard-drive from a copy of the software program stored in the Company's Web-server.

The ability of the Company to introduce the marketing channel as described above, is predicated on the willingness of the manufacturers of software programs to enter into distribution/vendor agreements with the Company. Currently, the Company is not in discussions with nor has it contracted with any software manufacturers. However, Management reasonably believes that it will be able to secure and enter into such contracts.

	Meridian Holdings, Inc. was founded to capitalize on the opportunity for on-line retailing. Management believes that software distribution, utilizing the model set forth herein, is particularly suited to on-line retailing for several reasons. First, an on-line retailer can offer virtually unlimited on-line shelf space. Secondly, it can offer its customers a wide range of products which, hitherto, would have required a large amount of operational space. Thirdly, serving a global market, on-line retailer realize substantial economies relative to the traditional software retailer. And, finally, the software purchaser has the convenience of immediate use of the software purchased.

Executive Compensation
	Pursuant to an oral agreement, the Company's sole director and officer will not receive any remuneration for his services but will be reimbursed for expenses, if any, incurred on behalf of the Company.  Future compensation to the officers and or directors will be decided by the Board of Directors.
Such transactions will not be conducted at arm's length.

Employees
	The Company is a development stage operation and currently has no employees other than its sole director and officer.  The need for employees and their availability will be addressed as the Company's operations progress.
(See "RISK FACTORS - Dependence on Management and No Full-time Employees -
Limited Staff for Operations".)

Property
	Pursuant to an oral agreement, the Company currently utilizes the office of its sole shareholder, rent free, on a month-to-month basis.  In the future, the Company may rent its own offices.  It has not been determined what facilities will be needed by the Company.


RISK FACTORS

	IN ANALYZING THIS COMPANY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER,
AMONG OTHER THINGS, THE FOLLOWING RISK FACTORS:

	Development Stage Enterprise. Meridian Holdings, Inc. was recently incorporated. It has no operational history and has yet to engage in business of any type. Its operations will, therefore, be subject to the risks inherent in the establishment of a new business. While management believes that the Company will be successful in implementing its business plan as set forth herein, there can be no assurance that the Company will be able to achieve its goals or to be successful.

Additional Financing Required.   As of the date hereof, the Company possesses
working capital of only $6,176. Such an amount will be insufficient to conduct more than tertiary operations. Accordingly, the Company will require a significant amount of additional capital, no assurance can be given that such endeavors will be successful. Even if financing were to become available, it is likely that the cost of such funds will be high and possibly prohibitive due to the fact that the Company is a start-up company without a record of succes. Other obstacles to obtaining additional financing may arise in the future. Without significant additional capital, the Company is unlikely to be able to conduct any business. (See "BUSINESS".)

The Impact of Changing Technologies. The Company's operations will utilize a new and rapidly evolving technology - on line commerce. By the nature of this business, the Company must continually develop and upgrade its technology and transaction-processing systems and improve its Web site. There can be no assurance that the Company will be successful in addressing these issues and, the failure to do so could have a material adverse effect on the Company's business. (See "BUSINESS".)

	Competition. The Company is new and unseasoned and, therefore, it will face the inherent difficulties of entering an established field. Numerous companies with assets and resources significantly greater than those of the Company will compete with the Company in the marketplace. Further, there is no assurance that additional, better financed, and more experienced companies, will not enter the marketplace to compete with the Company.
(See "BUSINESS".)

Control by Management. Mr. Okehie serves as the sole officer and director of the Company. Serving in multiple capacities, Mr. Okehie exercises an unusually large amount of control and discretion over the Company's activities. In addition, Mr. Okehie controls 85% of the Company's stock.
He can, pursuant to Colorado law, elect all of the Company's directors, appoint its officers and control the Company's affairs and operations.
The Company's Articles of Incorporation do not provide for cumulative voting. (See "PRINCIPAL STOCKHOLDERS" and "MANAGEMENT".)

Lack of Market Research. The Company has neither conducted nor have others made available to it the results of any market research pertaining to the proposed activities of the Company. Therefore, management has no assurances that a market exists for its proposed business activity. (See "BUSINESS".)

	Dependence on Management. The Company's sole officer and director, Mr. Okehie, has no experience in the business activities in which the Company intends to engage. Accordingly, potential investors of the securities offered herein should critically evaluate the information concerning the Company's management. (See "MANAGEMENT".). Additionally, the management of the Company will be largely dependent on the active participation of Mr. Okehie. In the event that the services of Mr. Okehie were not available to the Company, the Company's ability to achieve its goals as set forth herein is likely to be severely and adversely affected. The Company does not maintain key-man insurance nor is there any plan to purchase any such insurance in the foreseeable future.

No Full-time Employees - Limited Staff for Operations. Mr. Okehie maintains full-time employment in other activities. Hence, the time he can devote to the affairs of the Company is necessarily limited. The amount of time Mr. Okehie will devote to the business of the Company is unlikely to exceed 45 hours per month. Thus, there exists conflicts of interest including, among other things, time and effort. (See "MANAGEMENT".)

Dividends. No dividend has been paid on the Common Stock since inception and none is contemplated at any time in the foreseeable future. (See "DIVIDENDS".)

Preferred Stock. The Company is authorized to issue 10,000,000 shares of Preferred Stock, $.00l par value. The Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The potential exists, therefore, that Preferred Stock may be issued which would grant dividend preferences and liquidation preferences to preferred stockholders over common stockholders. As of the date of this has been issued. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without stockholder approval. The issuance of Preferred Stock may have the affect of delaying or preventing a change in control of the Company without any further action by stockholders. There are no present plans to issue any such shares of stock.


MANAGEMENT

	The following sets forth information concerning the directors and officers of the Company:

		Name	               Positions
		Charles Okehie	     Director, President, Chief Financial  Officer
	                     and Secretary

	The following sets forth certain biographical information pertaining to the directors and officers of the Company:

Charles Okehie

	Mr. Okehie has served as Director, President, Chief Financial Officer and Secretary since October 1998. From September 1982 to present, Mr. Okehie has been working as an engineer with Maryland Highway Administration.


EXECUTIVE COMPENSATION

	Pursuant to an oral agreement, the Company's sole director and officer will not receive any remuneration for his services but will be reimbursed for expenses, if any, incurred on behalf of the Company.  Future compensation to the officers and or directors will be decided by the Board of Directors.
Such transactions will not be conducted at arm's length.

CERTAIN TRANSACTIONS WITH MANAGEMENT

	On October 13, 1998, the Company issued 650,000 shares of its Common Stock, par value $.001, to its sole shareholder who serves as sole director and officer of the Company for a total consideration of $3,524.

RECENT SALES OF SECURITIES

	On December 5, 1998, the Company began a private stock offering to raise $35,000 of additional capital. The offering was for 70 units. Each unit consisted of 5,000 shares of Common Stock at $500 per unit. As of the date hereof, the Company has received proceeds of $12,000.

PRINCIPAL STOCKHOLDERS

	The following table sets forth information regarding ownership of the Company's Common Stock by each person known by the Company to be the beneficial owner of more than 10% of the outstanding Common Stock, by each director and by each executive officer of the Company. All shares are held beneficially and of record, and each recorded stockholder has sole voting, investment and dispositive power.

                                		Shares	       Percentage of
                              		Beneficially	    Shares
Name 		                          Owned	          Owned

Charles Okehie(1)	              650,000	          85.0

(1) Director and/or Officer of the Company

MARKET FOR COMMON STOCK

	To the best of Management's knowledge and belief, there is no public market for the Company's securities.

DESCRIPTION OF CAPITAL STOCK

Common Stock
	The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $.001 per share.  There are 770,000 shares of Common Stock outstanding held by 38 stockholders.

	Holders of Common Stock are entitled to one vote per share in each matter to be decided by stockholders.  The Common Stock has no redemption provisions and the holders thereof have no preemptive rights.  Holders of Common Stock are entitled to receive ratably such dividends, if any, as the Board of
Directors may declare from time to time out of funds legally available thereof.  Upon liquidation of the Company, after provisions for payment of all of the Company's debts and obligations and outstanding Preferred Stock, if any, the holders of Common Stock may share ratably in the Company's assets.  The outstanding shares of Common Stock are fully paid and non-assessable.  The shares of Common Stock included in the units offered hereby, upon payment therefor, will be fully paid and non-assessable.

Preferred Stock
	The Company is authorized to issue 10,000,000 shares of Preferred Stock with a par value of $.001 per share.  The Board of Directors is authorized to divide any or all of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of each series so established.  The Board of Directors, without stockholder approval, could issue the Preferred Stock with conversion and/or voting rights superior to those of the Company's shares of Common Stock.  No Preferred Stock is currently outstanding nor is there in effect any Board of Directors' resolution with respect thereto.


DIVIDENDS

	Holders of the shares of Common Stock and Preferred Stock, if any, are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.


REPORTS

	The Company will furnish annual audited financial information to its stockholders and such other interim reports as Management deems appropriate.


LITIGATION

	The Company knows of no litigation pending, threatened or contemplated, or unsatisfied judgment against it, or any proceedings in which the Company is a party. The Company knows of no legal actions pending or threatened or judgment entered against any officer or director of the Company in his capacity as such.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

	As permitted by the Colorado Corporation Code, the Company's By-laws provide for the indemnification of any person (including his estate) made or threatened to be made a party to any suit or proceedings, whether civil or criminal, by reason of the fact he was a director, or officer of the corporation or served in the same capacity for another entity at the request of the Company, against judgements, fines, amounts paid in settlement and reasonable expenses, including attorney fees actually and necessarily incurred as a result of such threat, suit or proceeding, or any appeal therein, to fullest extent permitted by the Colorado Corporate  Code.

	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors, the Company acknowledges that in the opinion of Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.






FINANCIAL INFORMATION

Management's Discussion and Analysis of Plan of Operation

	Meridian Holdings, Inc. is a Colorado Corporation organized on October 13, 1998. The Company was formed to become an Internet retailer of computer software and related hardware products. Since incorporation, the Company's activities have been limited to capital formation.

	On October 13, 1998, the Company issued 650,000 shares of its common stock to its sole officer and director for a consideration of $3,524. On
December 5, 1998, the Company began a private stock offering to raise
$35,000 of additional capital. The offering was for 70 units. Each unit consisted of 5,000 shares of Common Stock at $500 per unit. As of the date hereof, the Company has received proceeds of $12,000.

	The proceeds of the offering will permit the Company to conduct only nominal operations. The Company will be required to obtain significant amounts of additional capital. There can be no assurance that such additional capital will be made available to the Company or made available on satisfactory terms. In the absence of such additional capital, Management may recommend the liquidation of the Company in which event stockholders will loose any value their investment may have had.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

	There has been no change in auditors nor is Management of the Company in disagreement with its independent auditors regarding any matter of accounting principles or practices or financial statements disclosure.


EXHIBITS INDEX

Exhibit A Articles of Incorporation
Exhibit B Bylaws of Meridian Holdings, Inc.




MERIDIAN HOLDINGS, INC.
(A Development Stage Company)

AUDITED FINANCIAL STATEMENTS

For the Period
October 13, 1998 to December 31, 1998


MERIDIAN HOLDINGS, INC.
(A Development Stage Company)

October 13, 1998 to December 31, 1998


Table of Contents
TABLE OF CONTENTS	2
BALANCE SHEET	4
STATEMENT OF STOCKHOLDERS' EQUITY	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7







INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Meridian Holdings, Inc.

We have audited the accompanying balance sheet of Meridian Holdings, Inc., a development-stage company, as of December 31, 1998 and the related statements of stockholders' equity and cash flows for the period October 13 to December 31, 1998. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Holdings, Inc., as of December 31, 1998 and the results of their operations and their cash flows for the period October 13 to December 31, 1998 in conformity with generally-accepted accounting principles.



WILLIAMS AND TUCKER ACCOUNTANCY CORPORATION


Long Beach, California
January 6, 1999

Meridian Holding, Inc.
(A Development Stage Company)
Balance Sheet
December 31, 1998







                       Assets



 Current Assets

 Cash                                             $       6,176

 Property, Plant, and Equipment
 Net of Accumulated Depreciation (Note 1)                  825

 Organization Costs (Note 1)                             10,524


   Total Assets                                    $     17,524



              Liabilities and Stockholders' Equity


 Current Liabilities

 Accounts Payable                                $       2,000

 Stockholders' Equity (Note 2)

 Common Stock (50,000,000
shares authorized, par
value $0.001, 650,000 shares
issued and    outstanding)                                650

 Additional Paid in Capital                              2,874

 Common Stock Subscribed                                12,000


     Total Stockholders' Equity                         15,524



    Total Liabilities and Stockholders' Equity     $    17,524


See accompanying notes and independent auditor's report

Meridian Holding, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
For the Period
October 13 to December 31, 1998





                                                        Common
                          Retained   Common   Paid in   Stock
                          Earnings   Stock    Capital   Subscribed   Total

Balance October 13, 1998  $  -      $  -      $   -     $   -        $  -

Net Income                   -         -

Common Shares Issued                  650      2,874                  3,524

Subscribed Shares            -                           12,000      12,000

Balance December 31, 1998    -        650       2,874    12,000      15,524

Subscribed Shares            -         -          -      18,750      18,750

Balance February 8, 1999
(Filing date unaudited)  $   -      $ 650      $2,874   $30,750     $34,274




























See accompanying notes and independent auditor's report


Meridian Holdings, Inc.
(A Development Stage Company
Statement of Cash Flows
For the Period
October 13, 1998 to December 31, 1998














Cash Flows from Operating Activities





   Increase (Decrease) in Accounts Payable     2,000



      Cash Provided by Operating Activities    2,000


Investing Activities
    Acquisition of Fixed Assets                (825)
    Organization Costs                      (10,524)

   Net Cash Used by Investing Activities    (11,348)


Cash Flows from Financing Activities
    Capital Contributions                     3,524
    Proceeds From Common Stock Subscribed    12,000

      Cash Provided by Financing Activities  15,524

Increase (Decrease) in Cash                   6,176

    Cash Balance October 13, 1998              -

    Cash Balance December 31, 1998      $     6,176





See accompanying notes and independent auditor's report







MERIDIAN HOLDINGS, INC.
Notes to Financial Statements
December 31, 1998



NOTE 1 - Summary of Significant Accounting Policies


This summary of significant accounting policies of Meridia Holdings, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. These financial statements and notes are the representation of the Company's management, which is responsible for the integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements

Nature of Operations
The Company was organized under the laws of the State of Colorado and was incorporated October 13, 1998. Since incorporation, the Company's activities have been limited to capital formation. The Company intends to become an Internet retailer of computer software products, when operational. Costs accumulated during this period have been capitalized and will be amortized over a sixty month period.
Use of Estimates
Management will use estimates and assumptions in preparing financial statements (e.g. depreciation). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses.
Fiscal Year
The Company operates on a December 31st year end.
Income Recognition
The Company prepares its financial statements and federal income taxes on the accrual basis of accounting.
The nature of the business is such that the Company receives stock and other necessary materials from the customers for processing. As such no inventories of any significance are maintained.

NOTE 2 - Capitalization
The Company is authorized to issue 10,000,000 shares of Preferred Stock, per value $.001, and 50,000,000 shares of Common Stock, par value $.001. 650,000 shares of Common Stock were issued for cash consideration of $3,524.
As of December 31, 1998 the Company has received $12,000 cash and a Receivable for $900 in consideration for 129,000 shares.
Proceeds have been used by the Company primarily for offering costs and the acquisition of equipment and resources to support it's intended operations.

NOTE 3 - Subsequent Events
Subsequent to the balance sheet of December 31, 1998 and additional 187,500 common shares were subscribed in consideration for cash and services performed in the amount of $18,750. Total shares subscribed as of February 8, 1999 were 307,500 shares in addition to 650,000 common shares issued and outstanding. Total shares commited and/or outstanding as of February 8, 1999 were 957,500.

































EXHIBITS  INDEX



Exhibit A    Articles of Incorporation
Exhibit B     Bylaws of Meridian Holdings, Inc





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